August 19, 2021

BY EDGAR

Folake Ayoola

Jan Woo
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	TKB Critical Technologies 1

Draft Registration Statement on Form S-1

Originally submitted on May 19, 2021 and amended on August 19, 2021

CIK No. 0001860514

Ladies and Gentlemen:

On behalf of our client, TKB Critical Technologies 1 (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 14, 2021, relating to the Company’s confidential submission of its Draft Registration Statement on Form S-1 filed via EDGAR on May 19, 2021.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Summary

Founder Shares, page 15

1.	Since a business combination will be approved only if a majority of the outstanding shares of common stock voted are voted in favor, also disclose how many public shares would be needed to vote in favor of a business combination assuming the minimum number of shares representing a quorum are voted.

Response: As requested by the Staff, the Company has included the requested disclosure on pages 16, 24, 34, 94 and 123 of the Registration Statement.

Management

Conflicts of Interest, page 112

2.	We note the name of your company includes the number "1." If the founders intend this company to be the first in a series of special purpose acquisition companies, expand your disclosure here, and include an additional risk factor, highlighting the future conflicts that may arise from multiple special purpose acquisition companies with affiliated sponsors and management competing for business targets.

Response: In response to the Staff’s comment, the Company has expanded the risk factor titled “Our officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented” included on page 54 of the Registration Statement. The Company has also expanded the disclosure of potential conflicts of interest on pages 29 and 113 of the Registration Statement.

Signatures, page II-5

3.	Please ensure that the registration statement is signed by your authorized representative in the United States.

Response: The Company has added a signature block for its authorized representative in the United States and such person will sign in this capacity when the registration statement is publicly filed with the Commission.

* * * * * * *

If you have any questions, please feel free to contact me at (312) 558-3203. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Carol Anne Huff
Carol Anne Huff

cc:	Angela Blatteis, Co-Chief Executive Officer, TKB Critical Technologies 1.
cc:	Greg Klein, Co-Chief Executive Officer, TKB Critical Technologies 1.

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